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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
     TENDER OFFER STATEMENT (AMENDMENT NO. 4) PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 6)
                           (PURSUANT TO SECTION 13(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

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                               AMDAHL CORPORATION
                                    (ISSUER)

                          FUJITSU INTERNATIONAL, INC.
                                FUJITSU LIMITED
                                   (BIDDERS)

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                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                  023905 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 TAKASHI TAKAYA
                          DIRECTOR AND GROUP PRESIDENT
                  CORPORATE PLANNING AND BUSINESS DEVELOPMENT
                                FUJITSU LIMITED
                           MARUNOUCHI CENTER BUILDING
                            6-1, MARUNOUCHI 1-CHOME
                          CHIYODA-KU, TOKYO 100, JAPAN
                           TELEPHONE: 81-3-3216-0570
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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                                    COPY TO:
                            ROBERT S. TOWNSEND, ESQ.
                            MORRISON & FOERSTER LLP
                               425 MARKET STREET
                      SAN FRANCISCO, CALIFORNIA 94105-2482
                           TELEPHONE: (415) 268-7000

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        This Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1
(the "Schedule 14D-1") of Fujitsu Limited, a Japanese corporation (the "Parent"), and Fujitsu International, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the "Purchaser"), dated August 5, 1997, and Amendment No. 6 to Schedule 13D (the "Schedule 13D") of the Parent, dated March 24, 1993, amend and supplement the Schedule 14D-1 and the Schedule 13D, in each case as amended. The Schedule 14D-1 and the Schedule 13D relate to the tender offer by the Purchaser to purchase any and all outstanding shares of common stock, par value $.05 per share (the "Shares"), of Amdahl Corporation, a Delaware corporation, at a price of $12.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 1997, as supplemented by the supplement thereto, dated August 22, 1997, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein have the respective meanings given such terms in the Schedule 14D-1.


ITEM 10.  ADDITIONAL INFORMATION.

          Items 10(b)-(c) are hereby amended and supplemented by addition of the following information thereto.

          A copy of the Parent's press release with respect to the expiration of the tender offer period is filed as Exhibit (a)(19) to this Statement and is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(19)  Press release dated September 15, 1997, issued by the Parent.
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                                   SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 1997
                                          FUJITSU LIMITED

                                          By: /s/ Kazuto Kojima
                                            ------------------------------------
                                          Name: Kazuto Kojima
                                          Title:  Director and Group President
                                              Marketing Group and International
                                              Computer Business Group

                                          FUJITSU INTERNATIONAL, INC.

                                          By: /s/ Kazuto Kojima
                                            ------------------------------------
                                          Name: Kazuto Kojima
                                          Title:  President
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                                  EXHIBIT LIST

 EXHIBIT                                                                                 PAGE
 NUMBER                                     DESCRIPTION                                 NUMBER
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
(a)(1)*      Form of Offer to Purchase, dated August 5, 1997.
(a)(2)*      Form of Letter of Transmittal.
(a)(3)*      Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial
             Banks Trust Companies and Other Nominees.
(a)(4)*      Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
(a)(5)*      Form of Notice of Guaranteed Delivery.
(a)(6)*      Form of Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.
(a)(7)*      Summary Advertisement as published in The Wall Street Journal on August
             5, 1997.
(a)(8)       Text of Joint Press Release, dated July 30, 1997, issued by Fujitsu
             Limited and Amdehl Corporation(1)
(a)(9)*      Text of Joint Press Release, dated August 5, 1997, issued by Fujitsu
             Limited and Amdahl Corporation.
(a)(10)*     Text of Press Release, dated August 14, 1997, issued by Fujitsu
             Limited.
(a)(11)*     Supplement, dated August 22, 1997,  to Offer to Purchase, dated
             August 5, 1997.

(a)(12)*     Revised form of Letter of Transmittal.

(a)(13)*     Revised form of Letter from Lehman Brothers, Inc. to Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.

(a)(14)*     Revised form of Letter from Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(15)*     Revised form of Notice of Guaranteed Delivery.

(a)(16)*     Text of Joint Press Release, dated August 20, 1997, issued by
             Fujitsu Limited and Amdahl Corporation.

(a)(17)*     Text of Joint Press Release, dated August 22, 1997, issued by Fujitsu
             Limited and Amdahl Corporation.

(a)(18)*     Text of Press Release, dated September 10, 1997, issued by Fujitsu
             Limited.
(a)(19)      Text of Press Release, dated September 15, 1997, issued by Fujitsu
             Limited.
(b)          Not applicable.
(c)(1)*      Agreement and Plan of Merger, dated as of July 30, 1997, by and among
             Fujitsu Limited, Fujitsu International, Inc. and Amdahl Corporation
             (incorporated herein by reference to Exhibit III to the Offer to Purchase filed as Exhibit (a)(1) hereto).
(c)(2)       Confidentiality Agreement, dated June 30, 1997, between Fujitsu Limited and Amdahl Corporation(1).
(c)(3)       Letter Agreement, dated July 9, 1997, between Fujitsu Limited and Amdahl
             Corporation(1).
(c)(4)*      Amdahl/Fujitsu 1982 Agreement, dated March 4, 1982, between Fujitsu
             Limited and Amdahl Corporation.
(c)(5)*      Letter Agreement, dated April 3, 1984, between Fujitsu Limited and Amdahl
             Corporation.

(c)(6)*      Memorandum of Understanding, dated August 20, 1997.

(d)          Not applicable.
(e)          Not applicable.
(f)          Not applicable.
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  * Previously filed.

(1) Filed as an Exhibit to Amendment No. 1 to the Schedule 13D filed by Fujitsu
    Limited with the Securities and Exchange Commission on July 31, 1997 and incorporated herein by reference.